UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(D)(4) Of The Securities Exchange Act Of 1934

TS&W / CLAYMORE TAX-ADVANTAGED BALANCED FUND
(Name of Subject Company)

TS&W / CLAYMORE TAX-ADVANTAGED BALANCED FUND
(Name of Person(s) Filing Statement)

common shares of beneficial interest, par value $0.01 per share (Title of Class of Securities)

87280R108 (CUSIP Number of Class of Securities)

2455 CORPORATE WEST DRIVE LISLE, IL 60532 (630) 505-3700 (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Kevin M. Robinson
Guggenheim Funds Investment Advisors, LLC
2455 Corporate West Drive
Lisle, IL 60532
(630) 505-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

Copy To: Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

Item 1.  Subject Company Information.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits hereto, this “Statement”) relates is TS&W / Claymore Tax-Advantaged Balanced Fund, a Delaware statutory trust (the “Fund”). The address of the Fund is 2455 Corporate West Drive, Lisle, Illinois 60532. The telephone number of the principal executive offices of the Fund is (630) 505-3700. The title of the subject class of equity securities to which this Schedule 14D-9 relates is common shares of beneficial interest, par value $0.01 per share (“Shares”). As of April 14, 2011, there were 15,407,000 Shares outstanding.

Item 2.  Identity and Background of Filing Person.

The filing person is the Fund. The Fund’s name, business address and business telephone number are set forth in Item 1 above.

This Statement relates to the tender offer by Western Investment LLC, a Delaware limited liability company, Western Investment Hedged Partners L.P., a Delaware limited partnership, Western Investment Total Return Partners L.P., a Delaware limited partnership, Western Investment Activism Partners LLC, a Delaware limited liability company and Western Investment Total Return Fund Ltd., a Cayman Islands corporation (collectively, “Western”), according to the Schedule TO filed by such persons on April 4, 2011, as amended April 14, 2011 (the “Western Schedule TO”), to purchase up to 1,000,000 of the outstanding Shares at a price per Share equal to 94.5% of the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on the Expiration Date, as defined in the Western Schedule TO, net to the seller in cash (subject to applicable withholding taxes and any brokerage fees that may apply), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 2011 and amended April 14, 2011 (the “Western Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Western Offer to Purchase, constitute the “Western Offer”).

According to the Western Schedule TO, the business address of Western is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047, and the business telephone number of Western is (801) 568-1400.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Fund or its affiliates and (1) the Fund, its executive officers, directors or affiliates, or (2) Western and its executive officers, directors or affiliates.

One of the Fund’s trustees and each of the Fund’s executive officers are also officers or employees of the Fund’s investment adviser or investment sub-advisers, which may result in certain conflicts of interest between the Fund and Fund management. Information regarding certain agreements, arrangements and understandings and any actual or potential conflicts of interest is included in the following sections of the Fund's Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission (the “SEC”) on June 11, 2010 (the “2010 Proxy Statement”), which sections are attached hereto as Annex A and incorporated herein by this reference: “Proposal: Election of Trustees – Trustees,” “—Executive Officers,” “—Trustee Beneficial Ownership of Securities,” “—Trustee Compensation” and “Additional Information—Adviser and Sub-Adviser.” The 2010 Proxy Statement was previously made available to all shareholders and is available for free on the website of the SEC at www.sec.gov. Subsequent to the date as of which information was given in the 2010 Proxy Statement, Kevin M.

Robinson succeeded J. Thomas Futrell as Chief Executive Officer of the Fund and John L. Sullivan succeeded Steven M. Hill as Chief Financial Officer, Chief Accounting Officer and Treasurer of the Fund.

Indemnification. Pursuant to the Fund’s Agreement and Declaration of Trust, the Fund has agreed to indemnify each person who at any time serves as a trustee or officer of the Fund against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in such person’s capacity as a trustee or officer of the Fund by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position.

In addition, the Fund has entered into an Indemnification Agreement with each trustee who is not an “interested person,” as defined in the Investment Company Act of 1940, as amended, of the Fund, which provides that the Fund shall indemnify and hold harmless the trustee against any and all expenses actually and reasonably incurred by the trustee in any proceeding arising out of or in connection with the trustee's service to the Fund, to the fullest extent permitted by the Fund’s Agreement and Declaration of Trust and By-Laws and the laws of the State of Delaware, the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.

The trustees and officers of the Fund are also covered by director and officer insurance.

Western. Based solely upon the Western Offer to Purchase and a Schedule 13D filed by Western with the SEC on April 5, 2011, Western Investment LLC serves as the general partner of each of Western Investment Hedged Partners L.P. and Western Investment Total Return Partners L.P., the managing member of Western Investment Activism Partners LLC and the investment manager of Western Investment Total Return Fund Ltd. Arthur D. Lipson is the sole managing member of Western Investment LLC. Western Investment LLC provides recommendations from time to time to Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company, and Benchmark Plus Partners, L.L.C., a Delaware limited liability company, with respect to purchases and sales of the Shares pursuant to oral agreements between Western Investment LLC and each of Benchmark Plus Institutional Partners, L.L.C. and Benchmark Plus Partners, L.L.C. Benchmark Plus Management, L.L.C., a Delaware limited liability company serves as the managing member of each of Benchmark Plus Institutional Partners, L.L.C. and Benchmark Plus Partners, L.L.C. Robert Ferguson and Scott Franzblau are principals of Benchmark Plus Management, L.L.C.

As of April 4, 2011, based upon the Western Offer to Purchase, Western Investment Hedged Partners L.P., Western Investment Total Return Partners L.P. and Western Investment Activism Partners LLC beneficially owned 346,000, 279,877 and 323,754 Shares, respectively, constituting approximately 2.2%, 1.8% and 2.1%, respectively, of the Shares outstanding. As the general partner of each of Western Investment Hedged Partners L.P. and Western Investment Total Return Partners L.P. and the managing member of Western Investment Activism Partners LLC, Western Investment LLC may be deemed to beneficially own the 949,631 shares of Common Stock owned in the aggregate by Western Investment Hedged Partners L.P., Western Investment Total Return Partners L.P. and Western Investment Activism

Partners LLC, constituting approximately 6.2% of the Shares outstanding, in addition to the 406 Shares it holds directly.

As the managing member of Western Investment Hedged Partners L.P., Western Investment Total Return Partners L.P. and Western Investment Activism Partners LLC, Mr. Lipson may be deemed to beneficially own the 950,037 Shares beneficially owned by Western Investment Hedged Partners L.P., Western Investment Total Return Partners L.P. and Western Investment Activism Partners LLC, constituting approximately 6.2% of the shares of Common Stock outstanding. As members of a group with Benchmark Plus Institutional Partners, L.L.C. and Benchmark Plus Partners, L.L.C. for the purposes of Rule 13d-5(b)(1) of the Exchange Act, Western and Mr. Lipson may be deemed to beneficially own the 493,502 Shares owned by Benchmark Plus Institutional Partners, L.L.C. and Benchmark Plus Partners, L.L.C. Western and Mr. Lipson have disclaimed beneficial ownership of such Shares.

Western Investment Hedged Partners L.P. has also informed the Fund that it intends to present a proposal for action at the Fund’s 2011 annual meeting of shareholders (the “2011 Annual Meeting”) recommending declassification of the Fund’s board of trustees and sought to have such proposal included in the Fund’s proxy materials pursuant to Rule 14a-8.

Certain Western and Benchmark entities nominated a slate of trustee nominees for election at the Fund’s 2010 annual meeting of shareholders (the “2010 Annual Meeting”) and solicited proxies in support of such nominees. Western has informed the Fund that it intends to again nominate a slate of trustee nominees for election at the 2011 Annual Meeting, although Western has not delivered formal notice of such nominations as required by the Fund’s Amended and Restated By-Laws.

Western Communications with the Fund. On February 9, 2010, Western Investment Hedged Partners L.P. notified the Fund that it intended to present a proposal for action at the 2010 Annual Meeting recommending declassification of the Fund’s board of trustees and sought to have such proposal included in the Fund’s proxy materials pursuant to Rule 14a-8 (the “2010 14a-8 Proposal”). On April 26, 2010, Western Investment LLC notified the Fund that it intended to nominate two trustee nominees for election at the 2010 Annual Meeting, Mr. Neil Chelo, to be elected by holders of the Shares and the Fund’s Auction Market Preferred Shares voting together as a single class, and Mr. Robert A. Wood, to be elected by holders of the Fund’s Auction Market Preferred Shares voting as a separate class. Western Investment LLC had originally nominated a third individual but withdrew such nomination following the resignation of a trustee and corresponding reduction in the number of trustees of the Fund. On June 9, 2010, Western Investment LLC submitted to the Fund a request to inspect the books and records of the Fund in accordance with applicable state law. On June 15, 2010, Western Investment LLC filed definitive proxy materials in support of the 2010 14a-8 Proposal and the election of its trustee nominees at the 2010 Annual Meeting and mailed such materials to shareholders. Western Investment LLC subsequently mailed various additional soliciting materials to shareholders. In connection with the 2010 14a-8 Proposal, Western Investment LLC’s nomination of trustees, responding to Western Investment LLC’s request to inspect the books and records of the fund and the contested proxy solicitation in connection with the 2010 Annual Meeting, representatives of the Fund engaged in numerous telephonic and in person conversations with representatives of Western regarding the 2010 Annual Meeting and Western’s investment in the Fund.

At the 2010 Annual Meeting, neither the trustee nominees of the Fund’s board of trustees nor the trustee nominees of Western received the vote of a majority of the shares present at the 2010 Annual Meeting required for election as a trustee of the Fund. Following the 2010 Annual Meeting, representatives of the Fund continued to engage in periodic discussions with representatives of Western, in Western’s capacity as a Fund shareholder.

On February 10, 2011, Western Investment Hedged Partners L.P. notified the Fund that it intended to present a proposal for action at the 2011 Annual Meeting recommending declassification of the Fund’s board of trustees and sought to have such proposal included in the Fund’s proxy materials pursuant to Rule 14a-8 (the “2011 14a-8 Proposal”). On February 10, 2011, Western Investment LLC notified the Fund that Western intends to nominate trustee nominees for election as trustees of the Fund at the 2011 Annual Meeting. On March 7, 2011, Western Investment LLC submitted to the Fund a request to inspect the books and records of the Fund in accordance with applicable state law in furtherance of the Western Offer to Purchase. In connection with Western’s continued investment in the Fund and Western’s stated intentions with respect to the 2011 Annual Meeting, representatives of the Fund have engaged in numerous telephonic conversations with representatives of Western regarding the 2011 Annual Meeting and Western’s investment in the Fund. Despite repeated offers by the Fund to engage in a frank and open discussion regarding the business and operations of the Fund and Fund management’s and Western’s proposed future plans for the Fund, Western declined to enter into a confidentiality agreement necessary to engage in such discussion in compliance with the requirements of Regulation FD (Fair Disclosure) applicable to the Fund and to prevent Western from profiting from any non-public information disclosed in the course of such proposed discussions at the expense of long-term shareholders of the Fund.

Item 4.  The Solicitation or Recommendation.

(a) Solicitation or recommendation. The Board of Trustees (the “Board”) of the Fund is remaining neutral and expressing no opinion as to whether the Fund’s shareholders should tender their Shares for purchase pursuant to the Western Offer. The Board has made no determination regarding whether the Western Offer is fair to or in the best interest of the Fund’s shareholders and is making no recommendation regarding whether shareholders should accept the Western Offer and tender their Shares. The Board urges each shareholder to make its own decision regarding the Western Offer based on all the available information and in light of the shareholder’s own investment objectives, the matters considered by the Board described below and any other factors that a shareholder deems relevant to its investment decision. The Board also urges each shareholder to consult with its financial and tax advisors regarding the Western Offer. Shareholders are specifically urged to consider that the Board has approved in principle the conversion of the Fund to an open-end fund and anticipates submitting to shareholders a proposal to approve such a conversion at the Fund’s 2011 Annual Meeting.

(b) Background and Reasons. The Board believes that converting the Fund to an open-end mutual fund would be in the best interest of the Fund and its shareholders. For the past several quarters the Board has been evaluating whether shareholders would benefit from a change in the Fund’s structure and has engaged in an analysis of various potential strategic alternatives for the Fund. In accordance with its fiduciary duty to the Fund and all of the Fund’s shareholders, the Board and management of the Fund have sought to identify solutions that would address the discount to net asset value at which Shares have historically traded, the lack of liquidity available to holders of the Fund’s auction preferred shares, the annual operating expenses incurred by Fund shareholders and the potential utilization of certain tax characteristics of the Fund’s portfolio. On April 8, 2011, April 11, 2011, April 13, 2011 and April 15, 2011, the Board met to consider and discuss the Western Offer and continue to evaluate potential strategic alternatives for the Fund in consultation with counsel to the Fund, counsel to the independent trustees of the Fund and the Fund’s investment adviser and investment sub-advisers.

The Board has unanimously approved in principle the conversion of the Fund into an open-end mutual fund (the “Conversion”). The Fund, after the expected Conversion, is referred to herein as the “Converted Fund.” Upon the Conversion, Shares of the Fund would cease to trade on the NYSE; however, shares of the Converted Fund would be redeemable at the option of shareholders at net asset value on a daily basis. For the first 90 days following the Conversion, it is expected that shares of the Converted

Fund issued in the Conversion would be subject to a redemption fee equal to 0.50% of the amount redeemed.

The Converted Fund would pursue an investment objective of providing a high level of income by investing in a portfolio of primarily dividend paying common stocks, preferred securities and other income securities, including high yield debt securities. Thompson, Siegel & Walmsley, LLC (“TS&W”), currently the Fund’s investment sub-adviser responsible for management of the Fund’s Equity and Income Securities Portfolio, would serve as investment adviser to the Converted Fund. It is expected that TS&W would manage the Converted Fund utilizing similar investment strategies as it currently utilizes in managing the Fund’s Equity and Income Securities Portfolio, although specific asset class allocations may differ. Investing in municipal securities would no longer be a principal investment strategy of the Fund and seeking tax-advantaged income would no longer be a principal investment objective or strategy of the Fund, although a portion of the Fund’s income may continue to be qualified dividend income. There can be no assurance that the Converted Fund will be successful in achieving its investment objective. The Converted Fund is expected to be offered through a third-party distribution platform.

Pursuant to the Western Offer, Western would purchase tendered Shares at a price equal to 94.5% of the net asset value per Share determined as of the close of the regular trading session of the NYSE on the Expiration Date of the Western Offer. The Board noted that this price represented approximately the market price of the Shares on the day the Western Offer was announced. The Board recognized, however, the limited liquidity of the Fund’s shares and the fact that the Western Offer will provide shareholders who desire to do so with an opportunity to sell Shares at a price which represents approximately the recent market trading price of the Shares. However, as an open-end mutual fund, shares of the Converted Fund would be redeemable at the option of shareholders at net asset value on a daily basis, subject for the first 90 days to the redemption fee described above. Therefore, shareholders should note that redemption of shares of the Converted Fund would allow shareholders to realize a greater percentage of the net asset value per share than participation in the Western Offer.

It is currently anticipated that the Conversion will be effectuated through a reorganization of the Fund into a newly-created open-end mutual fund, subject to approval by the Board and the board of trustees of the open-end mutual fund. While the Board has approved in principle the Conversion, the exact terms of any such reorganization have not been finalized and the agreement and plan of reorganization governing such transactions remains subject to negotiation. Once the newly-created acquiring fund has been established by its Board of Trustees and terms satisfactory to the Board have been negotiated, the Board expects to re-convene to consider final approval of the Conversion. Such a reorganization, if approved, would be subject to certain conditions, including approval by shareholders of the Fund and customary closing conditions. It is expected that a proposal to convert the Fund to an open-end mutual fund will be submitted to a vote of shareholders at the 2011 Annual Meeting, which is expected to occur in the 3rd quarter of 2011. Any solicitation of proxies by the Fund in connection with the 2011 Annual Meeting will only be made pursuant to separate proxy materials filed with the SEC under applicable federal securities laws. The proxy materials will contain additional information regarding the Converted Fund and the Conversion process and shareholders are encouraged to read the proxy materials carefully when available. If the Conversion is approved by shareholders of the Fund, all of the outstanding preferred shares of the Fund will be redeemed prior to the Conversion, which is expected to occur in the 3rd or 4th quarter of 2011. There can be no assurance that the necessary percentage of shareholders of the Fund will vote to approve the Conversion. If the Conversion is not approved by shareholders of the Fund, the Board will consider what other options to take at such time.

Shareholders are reminded that the Western Offer is subject to numerous conditions. As a result of the Fund’s announcement of the Conversion, Western will not be required to accept any tendered shares, may delay the acceptance for payment of and accordingly the payment for, any tendered Shares and may terminate the Western Offer. However, if Western elects to complete the Western Offer, shareholders seeking immediate liquidity could sell their shares in the Western Offer for a price that represents a discount to net asset value approximately equal to the discount reflected in the current market price as of the date hereof, while the Conversion remains subject to further negotiation, final Board approval, shareholder approval and the satisfaction of customary closing conditions.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes material information, factors and analyses considered by the Board. The members of the Board evaluated such factors listed herein in light of their knowledge of the business, financial condition, and prospects of the Fund and based upon the advice of legal counsel and the Fund’s investment adviser and investment sub-advisers. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. The Board’s recommendation was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

Accordingly, the Board is remaining neutral and is expressing no opinion as to whether a shareholder should tender Shares for purchase pursuant to the Western Offer.

(c) Intent to tender. To the knowledge of the Fund after reasonably inquiry, none of its trustees, executive officers, affiliates, or subsidiaries currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Western Offer.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

Neither the Fund nor anyone acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations in connection with the Western Offer.

Item 6.  Interest in Securities of the Subject Company.

The Fund is not aware of any transactions with respect to the Shares that have been effected by the Fund or, to the Fund’s knowledge, by any of its executive officers, trustees, affiliates or subsidiaries during the past 60 days prior to the filing of this Schedule 14D-9.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Except as otherwise described herein with respect to the Conversion, no negotiations are being undertaken and no discussions are under way by the Fund or any subsidiary of the Fund in response to the Western Offer relating to: (1) a tender offer or other acquisition of the Shares; or (2) (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or any subsidiary of the Fund; (b) a purchase, sale or transfer of a material amount of assets by the Fund or any subsidiary of the Fund; or (c) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Fund.

In addition, except as otherwise described herein with respect to the Conversion, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Western Offer that relate to or would result in one or more of the items referred to above.

Item 8.  Additional Information.

The Statement is not an offer to sell, nor a solicitation of an offer to buy, shares of the Fund, nor is it a solicitation of any proxy.

On April 15, 2011, the Fund issued a press release (the “Press Release”) containing the statement relating to the Western Offer, which is attached as Exhibit (a)(1).

On April 15, 2011, the Fund sent a copy of this Schedule 14D-9, accompanied by a letter to shareholders, which is attached as Exhibit (a)(2).

The materials have also been filed with the SEC and can be found on the SEC’s website (http://www.sec.gov).

The Fund, its trustees and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the 2011 Annual Meeting. The Fund plans to file a proxy statement with the SEC in connection with the solicitation of proxies for the 2011 Annual Meeting, which may be combined with the proxy statement/prospectus relating to the Conversion. Information regarding the names of the trustees and executive officers of the Fund are set forth in the Fund’s proxy statement relating to the 2010 Annual Meeting, which may be obtained free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such potential participants will be included in the proxy statement and other relevant documents to be filed with the SEC in connection with the 2011 Annual Meeting.

Promptly after filing its definitive proxy statement for the 2011 Annual Meeting with the SEC, the Fund will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the 2011 Annual Meeting. The 2011 Proxy Statement will contain important information, including a more detailed description of the process by which the Fund would be converted to an open-end mutual fund and the terms of the Conversion. Therefore, we urge shareholders to read the 2011 Proxy Statement (including any amendments or supplements thereto) and any other relevant documents that the Fund files with the SEC when they become available. Shareholders will be able to obtain, free of charge, copies of the proxy statement and any other documents filed by the Fund with the SEC in connection with the 2011 Annual Meeting at the SEC’s website at www.sec.gov, by calling 800-345-7999 or by writing the Fund at 2455 Corporate West Drive, Lisle, Illinois 60532.

This Schedule 14D-9 may contain forward-looking statements, within the meaning of the federal securities laws, that involve risks and uncertainties. These statements describe the Fund’s plans, strategies, and goals and the Fund’s beliefs and assumptions concerning future economic and other conditions and the outlook for the Fund, based on currently available information. In this prospectus, words such as “anticipates,” “believes,” “expects,” “objectives,” “goals,” “future,” “intends,” “seeks,” “will,” “may,” “could,” “should,” and similar expressions are used in an effort to identify forward-looking statements, although some forward-looking statements may be expressed differently. Except as required by applicable securities laws, the Fund undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise. The Fund is not entitled to the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act of 1933, as amended.

Item 9.  Exhibits.

Exhibit No.	Description

(a)(1)	Press Release issued by the Fund on April 15, 2011. (Filed herewith.)

(a)(2)	Letter to the Fund shareholders, dated April 15, 2011. (Filed herewith and included in copy mailed to shareholders).

(e)(1)	Excerpts from the definitive proxy statement of the Fund, filed with the SEC on Schedule 14A on June 11, 2010. Incorporated by reference to Annex A to this Schedule.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TS&W / CLAYMORE TAX-ADVANTAGED BALANCED FUND

By:       /s/ Kevin M. Robinson
Name:  Kevin M. Robinson
Title:    Chief Executive Officer
Dated: April 15, 2011

Annex A

Excerpts from the 2010 Proxy Statement

Trustees

Certain information concerning the Trustees and officers of the Fund is set forth in the tables below. The “interested” Trustee (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)) is indicated below. Independent Trustees are those who are not interested persons of the Fund, the Fund’s investment adviser, Claymore Advisors, LLC (“Claymore” or the “Adviser”), or the Fund’s sub-advisers, SMC Fixed Income Management, LP (“SMC”) and Thompson, Siegel & Walmsley LLC (“TS&W” and together with SMC, the “Sub-Advisers”) and comply with the definition of “independent” (as defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended) (the “Independent Trustees”).

The Fund is part of a fund complex (referred to herein as the “Fund Complex”) that consists of U.S. registered investment companies advised or serviced by the Adviser or its affiliates. As of the date of this Proxy Statement, the Fund Complex is composed of 14 closed-end funds, including the Fund, and 41 exchange-traded funds. The Fund Complex is overseen by multiple boards of trustees.

Name, Address(1) and Age	Position(s) Held with Fund	Term of Office(2) and Length of Time Served	Principal Occupation During The Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships held by Trustee During the Past Five Years
INDEPENDENT TRUSTEES:
Randall C. Barnes Year of birth: 1951	Trustee	Trustee since 2005	Private Investor. Formerly, Senior Vice President & Treasurer (1993-1997), President, Pizza Hut International (1991-1993) and Senior Vice President, Strategic Planning and New Business Development (1987-1990) of PepsiCo, Inc.	50	None.
Steven D. Cosler(3) Year of birth: 1955	Trustee	Trustee since 2005	Formerly, President (2001-2005), Chief Executive Officer and Director (2002-2005), Chief Operating Officer (2000-2002) and Executive Vice President (1997-2001) of Priority Healthcare Corporation.	2
Director, Cydex Pharmaceuticals, Inc. (2005-present), CCS Medical (2006-2010), Access Mediquip (2006-present), SXC Health Solutions (2007-present), CareCentrix (2008-present), Healthplan Holdings (2008-present)

Robert M. Hamje Year of birth: 1942	Trustee	Trustee since 2004	Formerly, President and Chief Investment Officer of TRW Investment Management Company (1990-2003).	2	Trustee, funds in the Old Mutual Advisor fund complex (2004 - present).
L. Kent Moore Year of birth: 1955	Trustee	Trustee since 2004	Owner, Eagle River Ventures, LLC (1999-present). Previously, Partner at WillSource Enterprise (2005-2006), Managing Director High Sierra Energy L.P. (2004-2005), Portfolio Manager and Vice President of Janus Capital Corp. (2000-2002) and Senior Analyst/Portfolio Manager of Marsico Capital Management (1997-1999). Director American Midstream Partners, LLC (2009-present).	2	Trustee, funds in the Old Mutual Advisor fund complex (2004-present), American Midstream Partners, LLC (2009-present)

Name, Address(1) and Age	Position(s) Held with Fund	Term of Office(2) and Length of Time Served	Principal Occupation During The Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships held by Trustee During the Past Five Years
Ronald A. Nyberg Year of birth: 1953	Trustee	Trustee since 2004	Partner of Nyberg & Cassioppi, LLC, a law firm specializing in Corporate Law, Estate Planning and Business Transactions (2000-present). Formerly, Executive Vice President, General Counsel and Corporate Secretary of Van Kampen Investments (1982-1999).	53	None.
Ronald E. Toupin, Jr.(3) Year of birth: 1958	Trustee	Trustee since 2004	Formerly, Vice President, Manager and Portfolio Manager of Nuveen Asset Management (1998-1999), Vice President of Nuveen Investment Advisor Corporation (1992-1999), Vice President and Manager of Nuveen Unit Investment Trusts (1991-1999) and Assistant Vice President and Portfolio Manager of Nuveen Unit Investment Trusts (1988-1999), each of John Nuveen & Company, Inc. (1982-1999).	50	None.
INTERESTED TRUSTEES:
Matthew J. Appelstein† Year of birth: 1961	Trustee	Trustee since 2005	Executive Vice President, head of Sales and Marketing, Old Mutual Asset Management (2003-present).	2	Trustee, funds in the Old Mutual Advisor fund complex.

†	“Interested person” of the Fund as defined in the 1940 Act. Mr. Appelstein is an interested person of the Fund because he is an officer of Old Mutual Asset Management, the parent company of TS&W.

(1)	The business address of each Trustee of the Fund is 2455 Corporate West Drive, Lisle, Illinois 60532, unless otherwise noted.

(2)	Each Trustee is generally expected to serve a three year term concurrent with the class of Trustees for which he serves.

(3)	Nominee for election as a Trustee at the Annual Meeting.

Executive Officers

The following information relates to the executive officers of the Fund who are not Trustees. The Fund’s officers receive no compensation from the Fund but may also be officers or employees of the Adviser, the Sub-Advisers or affiliates of the Adviser or the Sub-Advisers and may receive compensation in such capacities.

Name, Address(1) and Age	Title	Term of Office(2) and Length of Time Served	Principal Occupation During the Past Five Years
J. Thomas Futrell Year of birth: 1955	Chief Executive Officer	Since 2008
Senior Managing Director, Chief Investment Officer (2008-present) of Claymore Advisors, LLC and Claymore Securities, Inc.; Chief Executive Officer of certain funds in the Fund Complex. Formerly, Managing Director in charge of Research (2000-2007) for Nuveen Asset Management.

Kevin M. Robinson Year of birth: 1959	Chief Legal Officer	Since 2008
Senior Managing Director, General Counsel and Corporate Secretary (2007-present) of Claymore Advisors, LLC and Claymore Securities, Inc.; Chief Legal Officer of certain funds in the Fund Complex. Formerly, Associate General Counsel (2000-2007) of NYSE Euronext, Inc. Formerly, Archipelago Holdings, Inc. Senior Managing Director and Associate General Counsel (1997-2000) of ABN Amro Inc. Formerly, Senior Counsel in the Enforcement Division (1989-1997) of the U.S. Securities and Exchange Commission.

Name, Address(1) and Age	Title	Term of Office(2) and Length of Time Served	Principal Occupation During the Past Five Years
Steven M. Hill Year of birth: 1964	Chief Financial Officer, Chief Accounting Officer and Treasurer	Since 2004
Senior Managing Director of Claymore Advisors, LLC and Claymore Securities, Inc. (2005- present). Formerly, Chief Financial Officer (2005-2006) Claymore Group Inc. Managing Director of Claymore Advisors, LLC and Claymore Securities, Inc. (2003-2005). Previously, Treasurer of Henderson Global Funds and Operations Manager for Henderson Global Investors (NA) Inc., (2002-2003); Managing Director, FrontPoint Partners LLC (2001- 2002); Vice President, Nuveen Investments (1999-2001); Chief Financial Officer, Skyline Asset Management LP, (1999); Vice President, Van Kampen Investments and Assistant Treasurer, Van Kampen mutual funds (1989-1999).

Bruce Saxon Year of birth: 1957	Chief Compliance Officer	Since 2006
Vice President - Fund Compliance Officer of Claymore Securities, Inc. (2006-present). Chief Compliance Officer of certain funds in the Fund Complex. Chief Compliance Officer/Assistant Secretary of Harris Investment Management, Inc. (2003-2006). Director-Compliance of Harrisdirect LLC (1999-2003).

Mark E. Mathiasen Year of birth: 1978	Secretary	Since 2008	Vice President; Assistant General Counsel of Claymore Group Inc. (2007-present). Secretary of certain funds in the Fund Complex. Previously, Law Clerk, Idaho State Courts (2003-2006).
Vincent R. Giordano Year of Birth: 1948	Vice President	Since 2004
Senior Managing Director of SMC Fixed Income Management, LP (2006-present). Formerly, Senior Managing Director of Claymore Advisors, LLC (2004-2006); Senior Vice President and Portfolio Manager of Merrill Lynch Asset Management, Inc. (1985-2001).

George Gregorio Year of Birth: 1949	Vice President	Since 2004	Managing Director of SMC Fixed Income Management, LP (2006-present). Formerly, Managing Director of Claymore Advisors, LLC (2004-2006); Sell Side Analyst for JB Hanauer & Co.
Roberto W. Roffo Year of Birth: 1966	Vice President	Since 2004
Managing Director of SMC Fixed Income Management, LP (2006-present). Formerly, Managing Director of Claymore Advisors, LLC (2004-2006); Director and Vice President of Merrill Lynch Investment Managers.

Elizabeth H. Hudson Year of birth: 1980	Assistant Secretary	Since 2009
Assistant General Counsel of Claymore Group Inc. (2009-present). Assistant Secretary of certain funds in the Fund Complex. Previously, associate at Bell, Boyd & Lloyd LLP (nka K&L Gates LLP) (2007-2008). J.D., Northwestern University (2004-2007).

Melissa J. Nguyen Year of birth: 1978	Assistant Secretary	Since 2006	Vice President, Assistant General Counsel of Claymore Group, Inc. (2005-present). Secretary of certain funds in the Fund Complex. Formerly, Associate, Vedder Price P.C. (2003-2005).
James Howley Year of birth: 1972	Assistant Treasurer	Since 2007
Vice President, Fund Administration of Claymore Securities, Inc. (2004-present). Assistant Treasurer of certain funds in the Fund Complex. Previously, Manager, Mutual Fund Administration of Van Kampen Investments, Inc.

Donald P. Swade Year of birth: 1972	Assistant Treasurer	Since 2008
Vice President, Fund Administration (2006-present) of Claymore Advisors, LLC and Claymore Securities, Inc.; Assistant Treasurer of certain funds in the Fund Complex. Formerly, Manager-Mutual Fund Financial Administration (2003-2006) for Morgan Stanley/Van Kampen Investments.

Name, Address(1) and Age	Title	Term of Office(2) and Length of Time Served	Principal Occupation During the Past Five Years
Mark J. Furjanic Year of birth: 1959	Assistant Treasurer	Since 2008
Vice President, Fund Administration-Tax (2005-present) of Claymore Advisors, LLC and Claymore Securities, Inc.; Assistant Treasurer of certain funds in the Fund Complex. Formerly, Senior Manager (1999-2005) for Ernst & Young LLP.

(1)	The business address of each officer of the Fund is 2455 Corporate West Drive, Lisle, Illinois 60532, unless otherwise noted.

(2)	Officers serve at the pleasure of the Board and until his or her successor is appointed and qualified or until his or her earlier resignation or removal.

Trustee Beneficial Ownership of Securities

As of March 23, 2010, each Trustee beneficially owned equity securities of the Fund and other funds in the Fund Complex overseen by the Trustee in the dollar range amounts as specified below:

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities Overseen by Trustee in the Fund Complex
Independent Trustees:
Randall C. Barnes	$10,001-$50,000	Over $100,000
Steven D. Cosler	$10,001-$50,000	$10,001-$50,000
Robert M. Hamje	$10,001-$50,000	$10,001-$50,000
L. Kent Moore	Over $100,000	Over $100,000
Ronald A. Nyberg	$1-$10,000	Over $100,000
Ronald E. Toupin, Jr.	None	None
Interested Trustees:
Matthew Appelstein	None	None

As of March 23, 2010, each Trustee and the Trustees and officers of the Fund as a group owned less than 1% of each class of outstanding Shares of the Fund.

Trustee Compensation

The Fund pays an annual retainer and fee per meeting attended to each Trustee who is not affiliated with the Adviser, a Sub-Adviser or their respective affiliates and pays an additional annual fee to the chairman of the Board and the chairman of any committee of the Board. The following table provides information regarding the compensation of the Fund’s Trustees for the Fund’s fiscal year ended December 31, 2009. The Fund does not accrue or pay retirement or pension benefits to Trustees as of the date of this proxy statement.

Name of Trustee(1)	Compensation From the Fund	Total Compensation From the Fund Complex
Randall C. Barnes	$27,000	$251,750
Steven D. Cosler	$24,000	$48,000
Robert M. Hamje	$24,000	$47,000
L. Kent Moore	$22,500	$50,000
Ronald A. Nyberg	$27,000	$357,875
Ronald E. Toupin, Jr.	$30,000	$301,375

(1) Trustees not eligible for compensation are not included in the above table.

Adviser and Sub-Advisers

Claymore Advisors, LLC, located at 2455 Corporate West Drive, Lisle, Illinois 60532, acts as the Fund’s investment adviser. As of March 31, 2010, Claymore entities have provided supervision, management and/or servicing on approximately $15.9 billion in assets through closed-end funds, unit investment trusts and exchange-traded funds. Claymore Advisors, LLC is a wholly-owned subsidiary of Guggenheim Partners, LLC, a global, diversified financial services firm with more than $100 billion in assets under supervision. Guggenheim, through its affiliates, provides investment management, investment advisory, insurance, investment banking, and capital markets services. The firm is headquartered in Chicago and New York with a global network of offices throughout the United States, Europe, and Asia.

SMC Fixed Income Management, LP acts as the Fund’s investment sub-adviser and is responsible for the day-to-day management of the Fund’s portfolio of municipal securities. SMC is an affiliate of Spring Mountain Capital, LP, with its principal offices at 3 Independence Way, Suite 205, Princeton, New Jersey 08540. Spring Mountain is an investment management firm founded in July 2001 specializing in alternative investments and advisory services for both broad asset allocation and/or focused portfolios. As of March 31, 2010, SMC Fixed Income Management, LP has approximately $1.1 billion of municipal assets under management and advisement, including a closed-end fund, separately managed accounts and various Berkshire Hathaway insured unit investment trusts. As of March 31, 2010, Spring Mountain managed approximately $1 billion in total assets.

Thompson, Siegel & Walmsley LLC acts as the Fund’s investment sub-adviser and is responsible for the day-to-day management of the Fund’s portfolio of equity and income securities. As of December 31, 2009, TS&W managed approximately $7.4 billion in total assets. TS&W is located at 6806 Paragon Place, Suite 300, Richmond, Virginia 23230. TS&W is a subsidiary of Old Mutual (US) Holdings Inc., a wholly-owned subsidiary of Old Mutual plc, a London-based, multi-national financial services firm. As of December 31, 2009, Old Mutual plc and its affiliates had approximately (GBP) 285 billion of assets under management. Old Mutual plc is a FTSE 100 listed company operating in 34 countries.